EXHIBIT 99.1

Stantec announces appointment of Celina Wang Doka to the Board of Directors

EDMONTON, Alberta and NEW YORK, March 01, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, today announced the appointment of Celina Wang Doka to the company’s Board of Directors, effective March 1, 2023.

Celina Wang Doka is a retired audit partner of KPMG LLP. Throughout her 39 years with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, specializing in the real estate, investment management, civil engineering, medical device, life sciences, pharmaceutical and title insurance industries. She led KPMG’s Building, Construction and Real Estate practice in the firm’s Orange County office, served on KPMG’s Partnership Audit Committee, and co-led the Orange County Chapter of KPMG’s Network of Women. Ms. Wang Doka holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles. She is currently the Immediate Past President of the Board of Directors of Human Options, a non-profit organization focused on ending the cycle of domestic violence, and formerly chaired the Advisory Board for the University of California at Irvine’s Paul Merage School of Business, Program for Real Estate Management.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact Jess Nieukerk Stantec Investor Relations Ph: 403-569-5389 jess.nieukerk@stantec.com	Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

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